UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  4)*

CUMBERLAND RESOURCES LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

23077R
(CUSIP Number)

August 8, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)

[	x	]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23077R

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE WEALTH MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of	5.	Sole Voting Power - 0

Shares
Beneficially	6.	Shared Voting Power - 6,065,000*

Owned by
Each	7.	Sole Dispositive Power - 0

Reporting
Person With	8.	Shared Dispositive Power - 6,065,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 6,065,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)- 15.34%*

12.	Type of Reporting Person (See Instructions) CO
*	Includes shares for which the reporting person disclaims beneficial ownership. See item 4(a) below.

Item 1. (a)  Name of Issuer:

Cumberland Resources Ltd. ("Cumberland")

Item 1. (b)  Address of Issuer's Principal Executive Offices:

Box 72, One Bentall Centre, #950 - 505 Burrard Street, Vancouver, British Columbia, V7X 1M4

Item 2. (a)  Name of Person Filing:

Dundee Wealth Management Inc.

Item 2. (b)  Address of Principal Business Office or, if none, Residence

40 King Street West

Scotia Plaza

55th Floor

Toronto, Ontario

M5H 4A9

Item 2. (c)  Citizenship

Canada

Item 2. (d)  Title of Class of Securities

Common Stock

Item 2. (e)  CUSIP Number

23077R

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: See section 9 above. (Includes shares for which the reporting person disclaims beneficial ownership.)

(b)	Percent of class: See section 11 above.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of
See sections 5 to 8 above.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Dynamic Mutual Funds Ltd., a subsidiary of Dundee Wealth, in its capacity as manager of certain mutual funds and alternative investment products, exercises control and direction over 2,595,000 common shares of Cumberland
  CMP 2002 Resource Limited Partnership and CMP 2003 Resource Limited Partnership, the general partners of which are subsidiaries of Dundee Wealth, respectively hold 2,780,000 and 190,000 common shares of Cumberland
  Dundee Precious Metals Inc., which is managed by Dynamic Mutual Funds Ltd., a subsidiary of Dundee Wealth, holds 500,000 common shares of Cumberland

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2003

By: /s/ Lori E. Beak
Lori E. Beak
Secretary
Dundee Wealth Management Inc.